PETROTEQ ANNOUNCES THAT ONE OF ITS LARGEST SHAREHOLDERS HAS TENDERED SHARES IN
TAKEOVER-BID FROM VISTON SWISS UNITED AG

Sherman Oaks, California - April 11, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil-extraction and remediation technologies, announces that one of Company's largest shareholders, Cantone Asset Management, LLC and its affiliates, has tendered more than 100,000,000 shares in takeover-bid from Viston Swiss United, AG Offer; in addition the Company announced the issuance to Cantone Asset Management, LLC of (i) a US$300,000 principal amount convertible debenture of the Company, and (ii) 2,500,000 transferable common share purchase warrants, pursuant to an irrevocable subscription originally announced by the Company on July 13, 2021. The delay in closing was as a result of the Company waiting for the required approval of the TSXV Venture Exchange, which included a condition that the dealer compensation of options to purchase 625,000 common shares of the Company does not proceed. This closing transaction will not change number of issued and outstanding shares of the Company on a fully diluted basis.

The foregoing securities were offered and will be issued in reliance on exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable state securities laws, and will be issued as "restricted securities" (as defined in Rule 144 under the U.S. Securities Act). In addition, the securities issuable pursuant to the transactions noted herein will be subject to a Canadian four-month hold period.

The tender offer (the "Offer") by 869889 Ontario Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Viston United Swiss AG, to purchase all of the issued and outstanding common shares of Petroteq, remains open for acceptance until 5:00 p.m. (Toronto time) on April 14, 2022, unless the Offer is further extended, accelerated or withdrawn by the Offeror in accordance with its terms.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, including: the plan to proceed with construction of a 5,000 bpd extraction plant sands processing facility and related infrastructure; and the expectation that the plant, once completed, would be capable of yielding 8,000 tons of sand per day with a target of EPA Tier 1 quality for the resulting sand; are intended to identify forward-looking information. Readers are cautioned that there is no certainty that it will be commercially viable to extract oil or sand from the identified reserves. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the technology performing as expected; availability of labor and parts; adequate capital raising efforts; and Petroteq's ability to execute on its operational plans. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: the risk that SITLA will not approve the assignment of the Asphalt Ridge NW Leases to TMC Capital; that full scale commercial production may engender public opposition; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; litigation; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses; loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

CONTACT INFORMATION

Petroteq Energy Inc.
Vladimir Podlipskiy
Interim Chief Executive Officer
Tel: (800) 979-1897

SOURCE: Petroteq Energy Inc.